Exhibit 99.1

DoubleDown Interactive Announces Results of 2026 Annual General Meeting

SEOUL, KOREA — March 27, 2026 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced that at its annual general meeting of shareholders held on March 27, 2026 at 11:00 a.m., Korea Standard Time (March 26, 2026 at 10:00 p.m., U.S. Eastern Time) in Seoul, Korea, the following actions were taken by the shareholders of record as of December 31, 2025 on the proposed resolutions:

1.	Approval of the 18th financial statements and consolidated financial statements for the fiscal year ended December 31, 2025;

2.	Election of Independent Directors:

(i)	Election of Sung Uk Park as an Independent Director; and

(ii)	Election of Il Jin Park as an Independent Director;

3.	Partial Amendment to the Articles of Incorporation; and

4.	Approval of the remuneration limit for Independent Directors and Executive Officers.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. The Company’s subsidiary, SuprNation, also operates three real-money iGaming sites in Western Europe while the newly acquired subsidiary, WHOW Games, operates social casino gaming business in Europe, mainly in Germany.

Company Contact:

Joe Sigrist

Chief Financial Officer

ir@doubledown.com

+1 (206) 773-2266

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Christin Armacost

JCIR

+1 (212) 835-8500

DDI@jcir.com